June 16, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Common Stock, par value $0.01 per share, of Enhabit, Inc. under the Exchange Act of
1934.

Sincerely,

